Mister Goody, Inc.
7877 Emerald Winds Circle
Boynton Beach, Florida 33473
561-396-0554

August 26, 2011

Mr. Shuman
Ms. Wray
Ms. Feider
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Mister Goody, Inc.

File No. 333-174941
Amendment No. 3 to Registration Statement on Form S-1

 Dear Mr. Shuman, Ms. Wray and Ms. Feider:

Set forth below are the Company’s responses to written comments provided to the Company by the staff of the Commission (the “Staff”) on Thursday, August 25, 2011. The Company has filed Amendment No 3 to the registration statement originally filed on June 16, 2011 on Form S-1 to reflect each of the responses.

1.

Please update your financial statements pursuant to Rule 8-08 of Regulation S-X. Provide corresponding updated disclosure throughout your filing, including Management’s Discussion and Analysis.

Response: We have updated the financial statements and disclosures throughout.

2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39. We note that you have further revised your disclosure in response to prior comment 5 to state that you plan to generate revenues by charging vendors to market their products and services in your online marketplace and to participate in your marketing efforts. It remains unclear, however, what specific steps you plan to take to convince vendors who are currently obtaining your services for free to pay for such services in the future. Please further revise your disclosure to explain the company’s strategy to begin generating revenue from vendors, and to discuss in meaningful detail the events or circumstances that may prevent accomplishment of your objectives. In this regard, we note disclosure in the prospectus summary and elsewhere indicating that one of the company’s current competitive advantages is the ability of vendors to reach consumers through your marketplace for free, “without the marketing expense or risk typically associated with other forms of marketing.” Please explain the company’s plan for competing in its industry once you begin charging vendors.

Response: We have significantly expanded the relevant disclosures.

We acknowledge that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joel Arberman
Joel Arberman
Chief Executive Officer